July 5, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, DC 20549

RE:    Hornbeck Offshore Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
(SEC File No. 1-32108)

Dear Ms. Theresa Brillant and Mr. Doug Jones:

In response to your letter dated May 30, 2019, we have prepared the following responses to your comments based on your consideration of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 28, 2019.

Comments and Responses:

Form 10-K for the year ended December 31, 2018

Item 6 - Selected Financial Data
Non-GAAP Financial Measures, page 28

Critical Accounting Estimates, page 42

1.
In the reconciliation of EBITDA to GAAP on page 29, please revise the reconciliation to begin with the GAAP measure for equal or greater prominence of the GAAP measure pursuant to Question 102.10 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures."

We have reviewed Question 102.10 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" and considered the Staff’s comment and we will change our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2019, to start with the EBITDA Reconciliation to GAAP (i.e., to net cash flows provided by (used in) operating activities)

103 Northpark Boulevard	Covington, LA 70433	USA	+1 (985) 727-2000	www.hornbeckoffshore.com

Ms. Theresa Brillant and Mr. Doug Jones

July 5, 2019

followed by the Components of EBITDA; rather than our current presentation, which is inverted and starts with the Components of EBITDA, followed by EBITDA Reconciliation to GAAP.

Critical Accounting Estimates
Carrying Value of Vessels, page 34

2. You group vessels for impairment testing based on the operating and marketing characteristics desired by your customers and these asset groups have been defined as New Generation OSVs and MPSV's. Please tell us why grouping the OSV class of vessels as a single asset group rather than separate asset groups for each series is appropriate pursuant to ASC 360-10-35-23. Further, explain to us why your grouping is appropriate given at December 31, 2018 50% or greater of each series other than the 300 series are stacked and the series 300 vessels are all operational. Additionally, tell us why stacked vessels are not a separate asset group that should be tested for impairment separately from operational vessels.

Management has concluded that grouping all of our new generation1 offshore support vessels (“New Generation OSVs”) in a single asset group is appropriate primarily because such vessels all have similar attributes, are centrally managed, share multiple forms of common costs and are marketed on a portfolio basis as an integrated (multi-vessel) marine solution to our customers. We manage, market, operate and maintain our New Generation OSVs in a unified manner because we are performing the same services to the same client group across the same geographic regions - i.e., primarily the transportation of the same fungible types of cargo.  While there are differences in the size of these vessels, such vessels are similar in design, similar in operating capabilities, perform similar services and are interchangeable within the asset group. Therefore, management has concluded that the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities is our fleet of New Generation OSVs, taken as a whole, rather than in separate asset groups for each “series.” Given the overwhelming functional similarities and marketing and operational interdependency of our entire fleet of New Generation OSVs, we do not believe that our various vessel class sizes should be treated as discrete asset groups. In addition, for the reasons discussed below, we do not believe that our stacked vessels should be treated as a separate asset group either.

While we do not have “series” of vessels, we use the word “class” primarily to reference relative size. Even within a “class” size, the vessels can vary from one to another based on the way they are outfitted, and from job to job, the outfitting on a particular vessel may change, as discussed further below. Even though our class notations (i.e., 200, 240, 280 and 300) refer to the length of the vessel, an important commercial distinction among the classes of our New Generation OSVs is the amount of cargo that a specific vessel can carry, which even varies within a defined range for each class.  The generic unit of measurement for aggregate cargo-carrying capacity is referred to as deadweight tons (“DWT”), which is then subject to specific volume or spatial sub-limitations for certain types of above-deck and below-deck cargo. For example, a 240 class vessel can transport 8,000 bbls of liquid mud (drilling fluid), whereas a 300 class vessel can transport 16,000 bbls of the very same mud.  The client may choose between chartering two 240 class vessels or one 300 class vessel to move the same 16,000 bbls of mud.  Similarly, the client may charter a 240 class vessel and a 300 class vessel (versus three 240 class OSVs) if it needs to transport 20,000 bbls of liquid mud.  Our clients generally endeavor to optimize their vessel usage to achieve the lowest cost per-unit of cargo delivered based on a range of alternative vessel configurations depending on vessel availability, specific loading requirements, draft limitations, other vessels they may already have on charter and pricing (i.e., they seek to charter the multi-vessel solution at an indifference pricing level that results in the lowest dayrate per DWT, which is a key

1 The Company defines “New Generation” to mean, when referring to OSVs, modern, deepwater-capable vessels with cargo-carrying capacity of greater than 1,500 DWT and dynamic positioning-systems with a DP-1 classification or higher, subject to the regulations promulgated under the International Convention on Tonnage Measurement of Ships, 1969, which was adopted by the United States and made effective for all U.S.-flagged vessels in 1992 and foreign-flagged equivalent vessels.

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July 5, 2019

performance metric that we and our customers measure and manage fleetwide).  However, in addition to the above, all of these vessels share the following essential characteristics in common:  they each feature dynamic positioning (“DP”) (anchor-less station-keeping), offer transportation of the same types of liquid, bulk and deck cargoes, and operate under the same regulatory compliance protocols and safety guidelines.

In addition, these versatile hulls can easily be modified with cranes, ROVs, helidecks, articulating gangways and modular accommodation units for use in various specialty service applications, such as military, seismic, well stimulation, subsea IRM support and flotel work. The Company has developed a system of portable “plug-and-play” modular units adapted for our fleet, which all of our New Generation OSVs share in common, that allow them to quickly and efficiently be retrofitted for certain specialty applications. At the completion of those jobs, the modular systems are simply de-installed and stored at HOS Port, our shore-based logistics facility in Port Fourchon, LA, for future use by any of our New Generation OSVs. Many of our New Generation OSVs have the same or similar specifications and “maker’s lists” (brands) for certain mission-equipment and key componentry, such that (despite their disparate sizes) they are able to fungibly share the same critical spare parts and equipment inventory, which is very cost effective and results in increased up-time fleet-wide.

There is no entity-level or even departmental-level segregation among our vessel classes. An operational manager may have several sizes of New Generation OSVs in his or her operating portfolio. Similarly, a crew member may work on a 240 class vessel for a particular job and later work on a 300 class vessel. Our commercial team markets the services that the Company provides in a unified way for our entire spectrum of New Generation OSVs. There are no separate marketing, crewing or operating teams for different types of OSVs.2 All of our New Generation OSVs are maintained under a singular maintenance plan and schedule and are operated under the same software systems for logistics support, crewing, performance evaluations, etc. Finally, we operate under a single safety management system, under which all personnel in the Company are trained, irrespective of the class of OSV that they may be operating, and are paid bonuses based on fleet-wide safety performance. Importantly, while we operate in various geographic regions, our unified approach to how we operate does not change with geography. The same marketing team that is marketing a vessel for operation in the U.S. Gulf of Mexico (“GoM”,) may be marketing the same vessel for an opportunity in a foreign location where we operate. The same team that selects the crews, and the crews themselves, may not vary, except where required by local law. A vessel master on a 240 class OSV in the GoM, may later serve as master on another vessel type for a project in the Mediterranean, perhaps for the same customer. From time to time, customers request specific personnel for their operations that necessitates a transfer of personnel between vessels of various sizes and configurations.

We believe that our unified approach to operating our DP-capable fleet of New Generation OSVs is among the most important factors and strategic advantages that drive our customers to utilize our New Generation OSV services, irrespective of the type or size of vessel that the customer requires on a given engagement. We believe that our customers select our Company to provide services across their global operating sphere because they value our “one-stop-shopping” plenary (multi-class) fleet offering and the consistency of our service-delivery afforded by the unified manner in which we operate that fleet. The customer’s experience in chartering a 240 class OSV in Guyana should not vary from its simultaneous charter of a 300 class OSV in the U.S. GoM. In fact, it is likely that the customer will be interfacing with many of the same individuals in the management of these different types of vessels in two different operating regions. Similarly, a customer may require various types and sizes of vessels in a single region. The crewing of our vessels comprises the largest share of their operating costs, and crews can be and frequently are interchanged across vessels and vessel classes. Because the vessels and the vessel crews perform similar services and are typically interchangeable within the asset group, it would be difficult to directly attribute cash flows to a specific vessel or class size of

2 We note that the Company previously operated an offshore transportation business that utilized a fleet of ocean-going tugs and tank barges that serviced downstream energy customers. The Company considered those assets to be a separate Downstream asset grouping. Those vessels were marketed, operated and crewed by personnel separate from the Upstream (OSV and MPSV) business segment. The Company divested the Downstream segment at an aggregate $60 million gain in 2013. The personnel that operated that fleet became employees of the new owners.

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July 5, 2019

vessels. As mentioned above, our services are generally marketed on a portfolio basis as an integrated (multi-vessel) marine solution, and we price them that way. We often respond to customer requests-for-proposal (“RFPs”) with a menu of different multi-vessel packages that are either expressly denominated in dayrates per DWT or that are comprised of different vessel classes at a lump-sum dollar amount per day calibrated to equal customer indifference pricing at an implied dayrate per DWT. These responses to RFPs are designed to complete the job in a safe and cost efficient manner for the customer, while maximizing overall uptime for our New Generation OSV fleet. Also, in our responses to customer inquiries, we reserve the right to substitute a vessel (or a combination of vessels) with capabilities and capacities that are equal to or greater than the proposed vessel at our discretion. In marketing our vessels to customers, management seeks to maximize cash flows at the New Generation OSV group level, and is incentivized to achieve a targeted return-on-invested-capital (“ROIC”) on the diversified fleet as a whole, rather than as individual vessels or classes of vessels.

The Company’s technologically advanced, DP OSVs are highly mobile among disparate geographies, but directed centrally from our headquarters, primarily supporting offshore energy exploration, development and production activities in various deepwater and ultra-deepwater markets domestically and worldwide, and therefore, the cash flows are interchangeable. We have historically operated our vessels predominately in the U.S. GoM and, in recent years, we have diversified our market presence in this hemisphere and now operate in three core geographic markets (and all points in between): the GoM, Mexico and Brazil. More recently we have observed that offshore drilling rigs, which we service in traditional supply operations, are being mobilized and fluidly working across a contiguous area that is generally comprised of the U.S. GoM, the Mexican GoM, the Caribbean Sea, and the northern slope of South America, which we refer to as the greater Gulf of Mexico operating region (“Greater GoM Region”) from a vessel demand point of view. Assets are easily mobilized across the Greater GoM Region, as well as to and from Brazil. While today we only have two vessels operating in Brazil, we had as many as 14 new generation OSVs there as recently as 2012. All of the vessels that were working in Brazil in 2012 are now deployed in the Greater GoM Region. In addition to our core markets, we frequently operate in other foreign regions by customer request on a project-specific or term-charter basis.
In regards to the stacking of vessels, our industry is extremely cyclical and, depending on commodity prices, resource allocation, customer success, and other economic factors, our fleet of New Generation OSVs can experience significant changes in utilization and levels of cash flows. In times of low utilization and cash flow generation, management has the flexibility to stack portions of this fleet, in order to reduce costs until market conditions improve and help to stabilize dayrates of our actively operating vessels. When we proactively stack a vessel to temporarily reduce costs and attempt to rebalance the marketed supply of OSVs until vessel demand levels meaningfully increase, it is highly probable that such vessel will not only continue to be marketed, but placed into active service again in the future. However, as we’ve done in the past, if it were ultimately determined in the future, based on changes from anticipated circumstances, that it is not reasonably likely that a specific asset (or a certain class or type of vessels, as was the case with our former non-DP Conventional OSV asset group, which we sold years ago at an aggregate gain) will be marketed again in the future, such asset (or assets) will be removed from their respective asset group, immediately analyzed for impairment and written down to fair value, as necessary. That is not the case with any of our stacked vessels today, as we expect to return all such vessels to active service.
We do not consider the stacking of certain vessels to be an indicator of impairment but rather a prudent business strategy. This is a strategy that we have successfully executed through many cycles during the last 22 years. Vessel stacking is considered a temporary status and does not imply that management has ceased marketing such vessels or intends to never reactivate such vessels when market conditions justify their reactivation. In fact, we retain a crew aboard the stacked fleet to maintain the vessels such that they can be returned to active service upon a market recovery much sooner than if otherwise left unattended. During previous market downturns, we have stacked New Generation OSVs; including as many as 20 out of 51 New Generation OSVs that we owned during the period 2009 through 2012, some for as long as nearly four years;

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July 5, 2019

and in every instance all such stacked vessels returned to our active fleet when market conditions later improved. Furthermore, we continue to actively market our currently stacked vessels of all sizes for specific actionable opportunities at economics that would warrant their reactivation costs and we have transferred vessels in and out of active status as opportunities arise throughout the current downturn. Although somewhat longer in duration than other down-cycles in recent years, we do not view this downturn any differently and anticipate returning all of our stacked vessels to the market once conditions warrant, which we believe will be well before the end of their useful lives, especially since we operate one of the youngest and most relevant fleets of New Generation OSVs in the world. In fact, from January 1, 2018 through the date of this letter, we have already activated seven of the stacked vessels within our New Generation OSV asset grouping (two 200 class OSVs; three 240 class OSVs; one 280 class OSV; and one 300 class OSV), and such activations were two to three years earlier than estimated in preparation of our June 2018 UCF analysis. We believe that all of our New Generation OSVs will eventually be unstacked and each reporting period we continue to assess current market conditions and whether our asset groupings remain appropriate.

Following are some of the business reasons why we stacked more of our 200, 240 and 280 class New Generation OSVs than our 300 class vessels. Many criteria enter into our decisions as to which vessels we should stack and which we should fully crew and actively operate. However, the predominant factor for the Company, in this case, was the unique situation it confronted. At the outset of the current downturn, we were in the midst of a major newbuild program. Approximately half of the New Generation OSVs comprising that program had been delivered and the other half were yet to be delivered. Because all New Generation OSVs need to be drydocked and recertified twice every five years, the specific drydock calendar of our fleet and the general desire to prioritize cash outlays in order to preserve liquidity were major considerations in determining the sequence of which vessels to stack and in what order. Since the first of our eighteen 300 class OSV newbuilds was delivered from the shipyard in June 2013, the earliest that any of our 300 class vessels were up for their first drydocking was not until June 2016. The vast majority (32 out of 35) of our currently stacked non-300 class vessels were due for their next drydock and therefore removed from service prior to June 2016, the date of our first 300 class newbuild drydock. Moreover, under our shipyard construction contracts, the Company had one year from the in-service date of each newbuild to discover and make any warranty claims for defects or other post-delivery warranty issues for that vessel. So, it was even more important than normal that we work (and not stack) all of our 300 class OSVs during this downturn, rather than our other size New Generation OSVs. Other factors that typically enter into our stacking strategy included our existing backlog and the specifics of the particular macro-forces in play headed into the downturn. We consider our contract coverage and put a primacy on any of our vessels that are already on-charter with customers when the down-cycle begins. Next, the degree of imbalance in the supply-demand equation and the expected amplitude and duration of the down-cycle influences our strategic decisions. Given that our customers need all types and sizes of vessels, even in a downturn, combined with the interchangeability of our multi-class fleet offering, we generally want to keep some vessels of each size in active service, based on our best available marketing intel on the near-term commercial opportunities.

Looking forward to the larger picture for offshore exploration, development and production activities, which are the drivers of our business, we are seeing all the signs of a pending near-term recovery. Our customers are generating positive cash flow for the first time in many years. Break-even oil prices for nearly all of the investable drilling inventory in the deepwater regions of our core markets are at or below $60 per barrel. Capital budgets of our customers have increased, with several majors also announcing increased exploration budgets. The number of final investment decisions (“FIDs”) in 2019 are projected to be at the highest level since 2013, assuming oil prices remain at or above current levels. Both green-field exploration and brown-field re-investment plans have been approved and many are underway, an apparent recognition that the nearly five-years of under-investment in the offshore sector is no longer sustainable for oil and gas majors, which are reporting an overall reduction in proven reserves, taken as a group. So, we can clearly see a marked positive shift in sentiment that underscores our view that an offshore energy recovery is already beginning to take shape mid this year, which should produce a recovery and multi-year up-cycle resulting in the unstacking

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July 5, 2019

of New Generation OSVs discussed above. Generally speaking, as we consider the OSV supply-demand equation, at any given time, the demand for New Generation OSVs is primarily a function of the active floating rig count in a given market multiplied times a “rule-of-thumb” boat-to-rig multiplier. Since deepwater exploration began in our core markets, historical data supports a boat-to-rig multiplier of roughly 4-to-1. Recently, there has been an increase in activity, both in the U.S. GoM, as well as in the adjacent markets in the Greater GoM Region. We, along with our customers, the offshore drillers, other OSV owners, research analysts and other industry experts, estimate that the active floating rig count in the U.S. and Greater GoM Region is set for a major rebound, perhaps even back to pre-downturn levels, over the next 18 to 24 months, which helps inform our UCF analysis assumptions related to market absorption rates for our stacked fleet, as discussed above. We believe that, as incremental drilling rigs are activated and new floating and subsea production infrastructure is installed in the Greater GoM Region and Brazil, as expected, vessel demand will once again rise to a level that will support the reactivation of our remaining stacked vessels.

For all of the reasons set forth above, we firmly believe that a single asset grouping for all of our New Generation OSVs, rather than (i) separate asset groups based on OSV class size or (ii) separate asset groups for stacked versus active OSVs, is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

3.     From your disclosures, we note the following:

•	Since 2016 through May 31, 2019 a majority of the number of OSV vessels have been stacked;

•	You have operating losses in each of the last three fiscal years and for the three months ended March 31, 2019;

•	You have negative operating cash flows in each of the two fiscal years and for the three months ended March 31, 2019; and

•	The average OSV dayrate at year end steadily decreased since 2014 and further decreased at March 31, 2019.

Given the preceding and the extended amount of time that a significant number of your OSV vessels have been stacked, please explain to us the basis for your conclusion that your stacked OSV vessels are not impaired as of December 31, 2018 or March 31, 2019. Tell us and discuss the specific assumptions used in your estimates in preparing the undiscounted future cash flows used in your determination, including but not limited to stacked vessels assumptions, and current and historical market dayrates and utilization rates, and why your assumptions are reasonable under the circumstances. Include how your estimate of the length of time it takes for the market to absorb your stacked vessels as disclosed on page 34 of the 2018 Form 10-K has been factored into your assumptions and conclusion. Additionally, tell us the aggregate carrying and fair values for each series of OSV vessels at each of December 31, 2018 and March 31, 2019.

See also our response to Comment #2 above.

As indicated in Note 2 to our consolidated financial statements (page F-10) and in the critical accounting policies and estimates section of management’s discussion and analysis of financial condition and results of operations (page 34) of our Form 10-K for the year ended December 31, 2018, our policy is to regularly review long-lived assets for impairment in accordance with the guidance in ASC section 360-10-35 whenever events or changes in conditions indicate that the carrying value of such assets may not be recoverable. This assessment considers our determination of asset groupings in accordance with ASC paragraphs 360-10-35-23 through 360-10-35-25, including as discussed above. Our asset impairment recoverability test is conducted in accordance with ASC section 360-10-35. As defined in ASC paragraphs 360-10-35-29 and 360-10-35-31, estimates of future cash flows used in the recoverability tests are directly associated with and are expected

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July 5, 2019

to arise as a result of the use and eventual disposition of the vessels and are projected only for the remaining useful life of the asset group. Where warranted, we apply a range of estimated possible future cash flows in the form of a probability-weighted scenario analysis, as allowable in ASC paragraph 360-10-35-30. Cash flows used in these assessments are on an undiscounted basis, as required. We regularly monitor the accuracy of our cash flow projections on a look-back basis, such that, we periodically refine our methodology of estimating undiscounted future cash flows. The cash flow estimates and underlying significant assumptions used for impairment analysis purposes are generally consistent with those used in our short- and long-term financial planning.

During the development of cash flows used in the recoverability test, we consider trends in historical and projected dayrates, utilization, operating costs, and recertification costs for our two asset groups, New Generation OSVs and MPSVs. Current utilization rates and cash flows to be generated under existing customer contracts are considered, while the remaining cash flows are estimated by asset group for uncontracted periods based on forecasted future market conditions. Deepwater E&P projects can often cost billions of dollars and can take several years of planning and activity prior to “first oil,” but once online they typically produce oil for decades. Accordingly, it is our view based on past experience that, once sanctioned, these projects are less elastic to oil and natural gas price changes since the time horizon over which the hydrocarbons will be found, developed and produced generally span multiple commodity price cycles. Future market conditions are substantiated using a combination of anticipated commodity prices and drilling activity as we have determined there is a strong historical correlation between commodity prices and drilling rig utilization rates and therefore vessel utilization. For purposes of the calculations, we have assumed that prevailing market conditions will continue for 18 months, after which, all of our stacked OSVs are assumed to be reactivated and ratably absorbed back into the market over a period of 24 months. Next, multiple scenarios are prepared to weight possible future cash flows using Low, Mid and High case expectations of future commodity prices and rig counts. For this purpose and because of the long duration of the look-back period we chose, which is well-balanced between up years and down years, as described above, we decided to most heavily weight (at 50%) the cumulative average of the entire look-back period (the Mid case) and equally weight the other half (at 25% each) between the best and worst 12-month periods within the look-back period (the High and Low cases).
During the second quarter of 2016, we identified an asset impairment indicator as a result of operating losses occurring for the first time in our history caused by depressed market conditions, and thus we prepared an Undiscounted Cash Flow (UCF) calculation for each of our two asset groups utilizing assumptions appropriate at that time. The UCF calculation that was prepared at that time resulted in approximately $3.0 billion in UCF compared to $1.5 billion in net book value for the vessels that then comprised our New Generation OSV grouping. Although market conditions have improved since the second quarter of 2016, until recently, they had not improved significantly. However, since November 2018, we have observed increasing evidence of a pending mid-2019 inflection point to a multi-year OSV market recovery in each of our core markets, which we have discussed on each of our last three quarterly earnings calls with analysts and investors. In any event, each quarterly reporting period since then, we have continued to assess and document that there were no new indicators of impairment, and whether there have been any events or developments that would indicate that our most recent UCF analysis warrants being updated to reflect either a change in inputs or assumptions. Also, at each quarterly period we assess the accuracy of our cash flow projections on a look-back basis. It should be noted that since the second quarter of 2016, our actual quarterly results have outperformed the comparable UCF projections that were calculated for such periods in each of the June 2016, June 2017 and June 2018 UCF analyses, respectively. Although at each quarterly reporting period, we assess and document whether our UCF analysis warrants being updated at that time, we have updated our UCF analysis at least annually since June 2016, given that market conditions have, until recently, remained depressed.

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July 5, 2019

To prepare the UCF calculation for our New Generation OSV asset group, we have used the following inputs:

1)
Revenue -- We have aggregated the historical fleet-wide New Generation OSV operating statistics that have been included in our quarterly earnings releases and SEC filings since 2007. When we prepared our first UCF analysis in June 2016, we chose to use what was then a 10-year look-back period, because we believed that time period was sufficiently long enough to span multiple industry cycles (four) for the OSV industry and was equally split between “up” years and “down” years. In June 2017 and June 2018, even though we hadn’t observed any new indicators of impairment, we have updated our UCF analysis, but have conservatively kept the starting point of the look-back period the same (i.e., 2007), which has had the effect of adding more “down”-year data (at all-time lows) to the denominator for all our data inputs. The utilization-adjusted, or effective, dayrates presented in these operating statistics were then divided by the average fleetwide DWT capacity of the vessels that comprised our fleet during each historical period. We concluded that it was appropriate to use dayrates per DWT as an allocation metric, partly because our fleet-wide average OSV vessel size has gradually increased over the years, but primarily because dayrate per DWT is a key performance metric that we measure and manage in executing our portfolio fleeting strategy. Next, we applied that effective dayrate per DWT to our current average fleetwide DWT capacity to calculate what a fleet of today’s size could have earned in each historical period. Finally, we created Low, Mid and High case scenarios using the recalculated effective dayrates for each trailing-twelve-month period since 2007 - using the data from: (x) the lowest 12-month period for the Low case, (y) from the highest 12-month period for the High case and (z) from the average of all the 12-month periods for the Mid case. The dayrate results from these three probability-weighted scenarios were then extrapolated over the remaining useful lives of each of the vessels to determine Low, Mid and High case results for revenues over such vessels’ remaining useful lives.

2)
Vessel Operating Expense -- We have aggregated our historical fleet-wide New Generation OSV total operating costs (for both active and stacked vessels) and available vessel days by vessel that have been prepared internally, since 2007. As a general rule, a representative daily operating cost for our active New Generation OSVs is typically around $8,500 in the current market, on average, and will vary depending on vessel crew size and geographic market; whereas, the daily operating costs for our stacked New Generation OSVs typically average $500 or less. We used the same historical look-back period(s) as described above for Revenue. The daily operating costs were then divided by the average fleetwide DWT capacity of the vessels that comprised our fleet during each historical period. Next, for the same reasons as mentioned above, we applied that daily operating cost per DWT to our current average fleetwide DWT capacity to calculate what a fleet of today’s size could have cost to operate in each historical period. Finally, we created Low, Mid and High case scenarios using the recalculated operating costs per day for each trailing-twelve-month period since 2007 - using the data from: (x) the lowest 12-month period for the Low case, (y) from the highest 12-month period for the High case and (z) from the average of all the 12-month periods for the Mid case. The daily operating cost results from these three probability-weighted scenarios were then extrapolated over the remaining useful lives of each of the vessels to determine Low, Mid and High case results for operating costs over such vessels’ remaining useful lives.

3)
General & Administrative Expenses, including Direct Overhead Costs (“Overhead”) -- We have concluded that Low, Mid and High case scenarios for our company-wide annual Overhead expense assumptions would range from $50 million to $60 million. As recently as 2013 and 2014, our total annual Overhead expense was approximately $55 million, which we chose as our Mid case. Although our annual Overhead expense for 2019 is projected to be at or below the low-end of this range, we have concluded $50 million to be a conservative estimate for a Low case and it is reflective of the Overhead that we believe would be needed to operate a 76-vessel fleet (including the New Generation

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OSVs and the vessels that comprise our MPSV asset group). We allocate our company-wide Overhead between our two asset groups (New Generation OSVs and MPSVs) based on vessel headcount, regardless of whether such vessel is active or stacked.

4)
Recertification Costs -- Recertification costs were estimated using historical costs for that category of maintenance capex by asset group. These historical amounts were used for all vessels that currently comprise our active fleet and we assumed that all active vessels would continue to be drydocked in accordance with regulatory requirements, or twice in a five-year period. Whereas, for the reactivation of stacked vessels, we assumed that all currently stacked vessels will incur a drydock event immediately prior to returning to service and will then be drydocked in accordance with regulatory requirements, or twice in a five-year period thereafter.

5)
Useful Lives and Salvage Values -- In the past, for purposes of GAAP depreciation, management undertook an extensive market survey and analysis of the economic useful lives and salvage values for each of its various vessel types at that time, including New Generation OSVs. Based on that analysis, management established a useful life of 25 years and a salvage value of 25% for all vessels comprising the New Generation OSV asset group, and has continued to monitor and evaluate whether the prior underlying assumptions are still valid. In our 22-year history, we have sold a total of seven (out of 73) New Generation OSVs, all of which were sold at or above the applicable net book value for such vessels. Therefore, we have concluded that our estimated useful lives and salvage values remain appropriate. For purposes of our UCF analysis, we applied these inputs to each vessel within the New Generation OSV asset group based on its remaining useful life.

In the UCF calculation that was prepared in June 2018, we projected that all then-currently active New Generation OSVs and all MPSVs would remain working in a market that was in-line with prevailing conditions for the remainder of 2018 and through December 31, 2019. Next, we assumed that the stacked OSVs would gradually and ratably return to service beginning in the year 2020 and such reactivations would continue through the year 2021. As such, we anticipated the unstacking of vessels would occur, on average, one or two per month over a 24-month period. Also, beginning in 2020, we reverted to our probability-weighted calculations using 25%/50%/25% for our Low, Mid and High case scenarios to compute projected cash flow for vessels as they return to active service. The result of this calculation was that the UCF results for our New Generation OSV fleet of $2.8 billion exceeded the net book value of such vessels by $1.3 billion. As part of our UCF analysis, we also performed a sensitivity analysis to assess the impact of certain changes in the assumptions, including the timing of unstacking (estimated market absorption rate). As part of our analysis, we determined that if we extended the downturn (and, thus, the unstacking of vessels) by one year, this would reduce our UCF by less than 10%, still providing us with substantial excess UCF coverage of the assets’ net book values given the length of remaining useful lives for the assets. We also stress-tested our UCF calculation to determine what the probability-weightings would need to be in order for our projected UCF to equal the carrying values of our OSV asset group. The results of this UCF “break-even” test, combined with the historical operating results of our Company and our knowledge and experience in our industry, further confirmed our conclusions.

Ms. Theresa Brillant and Mr. Doug Jones

July 5, 2019

As you requested, the aggregate carrying values for each class size of our New Generation OSV vessels at each of December 31, 2018 and March 31, 2019 were as follows:

New Generation OSVs by Class Size	December 31, 2018	March 31, 2019

200 class OSV (1,500 to 2,500 DWT)	$108,498,550	$106,975,789
240 class OSV (2,500 to 3,500 DWT)	381,537,597	377,238,644
280 class OSV (3,500 to 5,000 DWT)	62,857,355	62,250,097
300 class OSV (greater than 5,000 DWT)	871,564,156	864,748,122
Aggregate NBV for New Gen OSVs	$1,424,457,658	$1,411,212,652

Aggregate UCF for New Gen OSVs in June 2018	$2,803,041,000

As a result of the projected UCF substantially exceeding the net book values of our New Generation OSVs, we did not proceed to the next step of determining the fair values of this asset group as of June 30, 2018. As of December 31, 2018 and March 31, 2019, we assessed whether there were any new indicators of impairment or any events or developments that would indicate that the inputs and assumptions used in our most recent UCF analysis require being updated. In our assessment, we did not identify any new indicators of impairment or any developments that would warrant an update of our most recent UCF calculation. We also performed a look-back review of our UCF from the June 2018 analysis in consideration of our actual results in the subsequent periods. In our look-back review, we observed that the actual operating results from our New Generation OSVs outperformed the comparable results anticipated in the UCF analysis and, as a result of such outperformance, we concluded that no impairment of our asset groupings were required as of December 31, 2018 or March 31, 2019.

4. We note reference on page 34 to Note 6 of the Financial Statements for a further discussion of stacked vessels; however, it does not appear that disclosure has been provided in this note. Please advise.

Management has reviewed this reference to the footnote and has determined that it should have referenced Note 2 in the financial statements. We will adjust future SEC filings accordingly.

Ms. Theresa Brillant and Mr. Doug Jones

July 5, 2019

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As requested in your May 30, 2019 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, please contact me by phone at (985) 727-6802, fax at (985) 727-2006 or e-mail at james.harp@hornbeckoffshore.com. We will be pleased to provide any additional information that may be necessary. Thank you.

Sincerely yours,

HORNBECK OFFSHORE SERVICES, INC.

/s/ James O. Harp, Jr.

James O. Harp, Jr.
Executive Vice President and Chief Financial Officer

Copies to:    Todd M. Hornbeck - Chairman, President and Chief Executive Officer
Samuel A. Giberga - Executive Vice President, General Counsel and Chief Compliance Officer
Boyd T. Kitchen - Senior Director of Financial Reporting